Exhibit 99.1

ATA Reports 2018 Fourth Quarter and Year End Financial Results

Conference Call on Thursday, March 14, 2019, at 9 p.m. ET with Accompanying Investor Presentation

Beijing, China, March 14, 2019 (NY) / March 15, 2019 (China) — ATA Inc. (“ATA” or the “Company”, Nasdaq: ATAI), a company focused on providing students with quality educational experiences and services in China and abroad, today announced preliminary unaudited financial results for the three months and year ended December 31, 2018.

2018 Annual Highlights

•                  ATA paid a special cash dividend of US$6.00 per ADS on August 24, 2018, in connection with the final closing of the sale of its former subsidiary ATA Online (Beijing) Education Technology Co, Ltd. (“ATA Online”) (the “Transaction”).

•                  RMB190.6 million (US$27.7 million) in cash and cash equivalents as of December 31, 2018

Company Formally Launches ATA Project Based Learning Business, or “PBL”

For several years, ATA has noted in its traditional business a market need for ancillary services that provide students the opportunity to achieve their educational goals in a manner that is both specific to interests and global in nature.  Over the past year, the Company has dedicated its resources to creating a project-based learning educational experience complementary to classroom-based learning for students in China.

ATA has formally named the foregoing initiative as “ATA Project-Based Learning Business,” or PBL. ATA has appointed Ms. Nan Sun as Chief Executive Officer of PBL, utilizing her 18 years of experience in the international education space and US market. The Company expects to launch a fully integrated subject based program for students by the end of 2019, and will continue to update investors on its progress over the coming months.

This new program will be split into three stages, including:

1)                         a preparatory stage offering online learning courses designed to prepare students in necessary skills in an area of their choosing;

2)                         an overseas stage which integrates classroom-based learning, and out of school guided-learning tours that allow students to discover and be “hands on” within the specific subject area either as a group or individually; and

3)                         a final presentation stage designed to encourage students to showcase their learning and achievement in various forms.

Management Commentary

Mr. Jack Huang, ATA’s President, stated, “We are very excited to move forward with PBL, which we believe is an important step in offering students in China with a completely new method of integrated learning. This immersive experience is unique to ATA, and we anticipate continuing to build the infrastructure and foster the necessary academic connections in the coming months for anticipated enrollment growth beginning in 2019. Our goal has been to transform ATA into a leading international education service provider, leveraging our previous expertise in testing and services with an expanding breath of technology to provide students in China with new options to further their educational goals.”

Mr. Huang concluded, “We have sufficient capital to grow PBL while simultaneously exploring other opportunities within the education sector that can enhance our enrollment capabilities or strength of this project-based learning program. Our management team has a history of improving shareholder value and returning capital to our loyal international shareholder base, as evidenced by our completion of the special cash dividend following the closing of our sale of ATA Online.”

Update on Beijing Biztour Acquisition

The Company has terminated the acquisition (“Acquisition”) of Beijing Biztour International Travel Service Co., Ltd. and its affiliates (“Beijing Biztour”) because Beijing Biztour and the shareholders of Beijing Biztour did not satisfy certain closing conditions for the Acquisition.

While the Acquisition is terminated, both parties have agreed to form a strategic partnership utilizing mutual strengths and resources, in particularly ATA’s new product vision of adopting PBL concepts coupled with tailored online learning courses to transform conventional study tour experiences to allow students to experience, discover, learn and achieve through ATA’s new product offerings.

The Company also filed a Form 6-K on March 6, 2019, containing additional information regarding the termination of the Acquisition, which investors may access on the SEC Filings page on ATA’s website or on the U.S. Securities and Exchange Commission website at www.sec.gov.

GAAP Results

Impact of ATA Online Transaction on the Company’s Financial Statements

Due to the closing of the Transaction, balance sheet items related to the disposed business lines have no longer been consolidated into ATA’s financial statements since the completion date of the Transaction. For the periods presented in this press release, the results of discontinued operations, less applicable income taxes, pertaining to the time period prior to the disposal date are reported as two separate components of income (loss) on the consolidated statements of comprehensive income (loss) as applicable: 1) income (loss) from operations of discontinued operations, net of income taxes, and 2) gain from disposal of discontinued operations, net of income taxes.

ATA recognized a gain from the disposal of discontinued operations, net of income taxes, of RMB937.6 million (US$136.4 million) for the twelve months ended December 31, 2018. Income tax incurred for the disposal of discontinued operations was RMB188.9 million (US$27.5 million) for the twelve months ended December 31, 2018.

2018 Fourth Quarter

ATA’s total net revenues for the three months ended December 31, 2018, were RMB0.2 million (US$0.03 million), compared to RMB2.1 million in the prior period. This decrease was primarily due to the reclassification of approximately RMB1.5 million in rental income from net revenues to other operating income, net, as a result of the adoption of new revenue guidance ASC 606, effective January 1, 2018. Related costs of approximately RMB0. 5 million were also reclassified from cost of revenues to other operating income, net.

Loss from continuing operations, net of income taxes, for the three months ended December 31, 2018, improved to RMB25.9 million (US$3.8 million), compared to RMB39.7 million in the prior period, primarily due to the consulting fees of RMB 10.8 million associated with investing and financing activities recorded in prior period.

Balance Sheet Highlights

As of December 31, 2018, ATA’s cash and cash equivalents were RMB190.6 million (US$27.7 million), working capital was RMB193.6 million (US$28.2 million), and total shareholders’ equity was RMB276.2 million (US$40.2 million); compared to RMB53.5 million, RMB225.1 million, and RMB365.1 million, respectively, as of December 31, 2017.

Conference Call and Webcast Information (With Accompanying Presentation)

ATA will host a conference call at 9 p.m. Eastern Time on Thursday, March 14, 2019, during which management will discuss the results of the quarter ended December 31, 2018. To participate in the conference call, please use the following dial-in numbers about 10 minutes prior to the scheduled conference call time:

U.S. & Canada (Toll-Free):	+1 (888) 339-2688
International (Toll):	+1 (617) 847-3007

	Toll-Free	Local Access
China:	(800) 990 1344	(400) 881 1630
Hong Kong:		3002 1672

Participant Passcode:	771 192 07

A live webcast of the conference call can be accessed at the investor relations section of ATA’s website at www.atai.net.cn or by clicking the following link: https://www.webcaster4.com/Webcast/Page/274/29462.

An accompanying slide presentation in PDF format will also be made available 30 minutes prior to the conference call on the same investor relations section of ATA’s website. To listen to the webcast, please visit ATA’s website a few minutes prior to the start of the call to register, download, and install any necessary audio software.

Investors are welcomed to send any questions in advance of the Conference Call either through the webcast portal or via email to the Company at the contacts below.

A replay will be available shortly after the call on the investor relations section of ATA’s website and will remain available for 90 days.

About ATA Inc.

ATA is focused on providing quality educational experiences and services for students throughout China and abroad. ATA aims to offer online and on-campus education programs through a network of global education partners. For more information, please visit ATA’s website at www.atai.net.cn.

Cautionary Note Regarding Forward-looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “future,” “intend,” “look forward to,” “outlook,” “plan,” “should,” “will,” and similar terms and include, among other things, statements regarding the Transaction, ATA’s future growth and results of operations; ATA’s plans for mergers and acquisitions generally; ATA’s plan and anticipated benefits to develop international education services, carry out new business, launch PBL and new programs; ATA’s cooperation with Beijing Biztour; and ATA’s subsequent business activities.

The factors that could cause the Company’s actual financial and operating results to differ from what the Company currently anticipates may include its ability to leverage its existing competency-focused assessment and education service capabilities, its ability to identify and execute on M&A opportunities within the education sector, the economy of China, uncertainties with respect to China’s legal and regulatory environments, and other factors stated in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The financial information contained in this release should be read in conjunction with the consolidated financial statements and related notes included in the Company’s annual report on Form 20-F for its nine-month transition period ended December 31, 2017, and other filings that ATA has made with the SEC. The filings are available on the SEC’s website at www.sec.gov and at ATA’s website at www.atai.net.cn. For additional information on the risk factors that could adversely affect the Company’s business, financial conditions, results of operations, and prospects, please see the “Risk Factors” section of the Company’s Form 20-F for the nine-month transition period ended December 31, 2017.

The preliminary results for the quarter ended December 31, 2018, remain subject to the finalization of the Company’s year-end closing and reporting processes.

The forward-looking statements in this release involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates, and projections about ATA and the markets in which it operates. The Company undertakes no obligation to update forward-looking statements, which speak only as of the date of this release, to reflect subsequent events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that its expectations and assumptions expressed in these forward-looking statements are reasonable, the Company cannot assure you that its expectations and assumptions will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

Currency Convenience Translation

The Company’s financial information is stated in Renminbi (“RMB”), the currency of the People’s Republic of China. The translations of RMB amounts for the quarter ended December 31, 2018, into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.8755 to US$1.00, the noon buying rate as of December 31, 2018, in New York for cable transfers in RMB per U.S. dollar as set forth in the H.10 weekly statistical release of the Federal Reserve Board. Such translations should not be construed as representations that RMB amounts could be converted into U.S. dollars at that rate or any other rate, or to be the amounts that would have been reported under U.S. generally accepted accounting principles (“GAAP”).

About Non-GAAP Financial Measures

To supplement ATA’s consolidated financial information presented in accordance with U.S. GAAP, ATA uses the following non-GAAP financial measures: net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss, and basic and diluted earnings (losses) per common share and ADS excluding share-based compensation expense and foreign currency exchange gain or loss.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. ATA believes these non-GAAP financial measures provide meaningful supplemental information about its performance by excluding share-based compensation expense and foreign currency exchange gain or loss, which may not be indicative of its operating performance.

ATA believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to ATA’s historical performance. ATA computes its non-GAAP financial measures using a consistent method from period to period. ATA believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP net income (loss) excluding share-based compensation expense and foreign currency exchange gain or loss and basic and diluted earnings (losses) per common share and per ADS excluding share-based compensation expense and foreign currency exchange gain or loss is that share-based compensation charges and foreign currency exchange gain or loss have been, and are expected to continue to be for the foreseeable future, a significant recurring expense in ATA’s business.

Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The table captioned “Reconciliations of Non-GAAP Measures to the Most Comparable GAAP Measures” shown at the end of this news release has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non-GAAP financial measures used by ATA.

For more information on our company, please contact the following individuals:

At the Company	Investor Relations
ATA Inc.	The Equity Group Inc.
Amy Tung, CFO	Adam Prior, Senior Vice President
+86 10 6518 1133 x 5518	212-836-9606
amytung@atai.net.cn	aprior@equityny.com

Katherine Yao, Senior Associate
+86 10 6587 6435
kyao@equityny.com

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2017	2018	2018
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	53,478,494	190,586,342	27,719,634
Accounts receivable, net	52,907	439,783	63,964
Prepaid expenses and other current assets	3,270,988	7,836,092	1,139,712
Loan receivable	—	14,532,685	2,113,691
Current assets of discontinued operations	310,014,014	—	—
Total current assets	366,816,403	213,394,902	31,037,001

Long-term investments	70,021,700	66,383,000	9,655,007
Property and equipment, net	42,302,632	37,430,741	5,444,075
Intangible assets, net	5,745,565	17,122,578	2,490,376
Other assets	4,004,039	799,652	116,305
Assets of discontinued operations	79,551,168	—	—
Total assets	568,441,507	335,130,873	48,742,764

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accrued expenses and other payables	28,018,521	18,111,939	2,634,272
Deferred revenues	2,026,319	1,633,976	237,652
Liabilities of discontinued operations	111,721,090	—	—
Total current liabilities	141,765,930	19,745,915	2,871,924

Liabilities of discontinued operations	25,298,567	—	—
Total liabilities	167,064,497	19,745,915	2,871,924

Mezzanine equity-redeemable non-controlling interests	36,304,276	39,208,619	5,702,657

Shareholders’ equity:
Common shares	3,534,871	3,534,871	514,126
Treasury shares	(27,737,073)	(27,737,073)	(4,034,190)
Additional paid-in capital	389,897,690	410,195,990	59,660,532
Accumulated other comprehensive loss	(26,850,955)	(38,288,364)	(5,568,812)
Retained earnings (Accumulated deficit)	25,884,905	(71,896,483)	(10,456,909)
Total shareholders’ equity attributable to ATA Inc.	364,729,438	275,808,941	40,114,747
Non-redeemable non-controlling interests	343,296	367,398	53,436
Total shareholders’ equity	365,072,734	276,176,339	40,168,183
Commitments and contingencies
Total liabilities, mezzanine equity and shareholders’ equity	568,441,507	335,130,873	48,742,764

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Three-month Period Ended
	December 31,	December 31,	December 31,
	2017	2018	2018
	RMB	RMB	USD
Net revenues	2,087,038	189,151	27,511
Cost of revenues	1,722,435	208,996	30,397
Gross profit (loss)	364,603	(19,845)	(2,886)

Operating expenses:
Research and development	5,549,332	7,121,243	1,035,742
Sales and marketing	1,512,071	1,898,992	276,197
General and administrative	19,679,238	12,763,383	1,856,357
Total operating expenses	26,740,641	21,783,618	3,168,296
Other operating income, net	—	978,874	142,371
Loss from continuing operations	(26,376,038)	(20,824,589)	(3,028,811)
Other income (expense):
Share of net loss of equity method investments	(501,563)	—	—
Impairment loss of long-term investments	(15,216,510)	(6,388,700)	(929,198)
Interest income, net of interest expenses	(251,928)	1,322,307	192,322
Foreign currency exchange gain (loss), net	421,411	(30,271)	(4,403)
Loss from continuing operations before income taxes	(41,924,628)	(25,921,253)	(3,770,090)
Income tax expense (benefit)	(2,249,545)	—	—
Loss from continuing operations, net of income taxes	(39,675,083)	(25,921,253)	(3,770,090)
Discontinued operations:
Income from operations of discontinued operations, net of income taxes	92,794,768	—	—
Net income (loss)	53,119,685	(25,921,253)	(3,770,090)
Net loss attributable to redeemable non-controlling interests from continuing operations	(899,894)	(943,835)	(137,275)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	—	(1,132,602)	(164,730)
Net income (loss) attributable to non-redeemable non-controlling interests from discontinued operations	(32,394)	—	—
Net income (loss) attributable to ATA Inc.	54,051,973	(23,844,816)	(3,468,085)
Net loss from continuing operations attributable to ATA Inc.	(38,775,189)	(23,844,816)	(3,468,085)
Net income from discontinued operations attributable to ATA Inc.	92,827,162	—	—

Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(1,059,124)	(154,437)	(22,462)
Reclassification adjustment for loss on available-for-sale investment included in net income, net of nil income tax	553,870	—	—
Comprehensive income (loss) attributable to ATA Inc.	53,546,719	(23,999,253)	(3,490,547)

Basic and diluted earnings (losses) per common share attributable to ATA Inc.	1.08	(0.56)	(0.08)
Basic and diluted earnings (losses) per ADS attributable to ATA Inc.	2.16	(1.12)	(0.16)
Basic and diluted losses from continuing operations per common share attributable to ATA Inc.	(0.84)	(0.56)	(0.08)
Basic and diluted earnings from discontinued operations per common share attributable to ATA Inc.	1.92	—	—
Basic and diluted losses from continuing operations per ADS attributable to ATA Inc.	(1.68)	(1.12)	(0.16)
Basic and diluted earnings from discontinued operations per ADS attributable to ATA Inc.	3.84	—	—

ATA INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Nine-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2017	2017	2018	2018
	RMB	RMB	RMB	USD
Net revenues	5,185,822	7,389,371	1,338,592	194,690
Cost of revenues	3,785,865	4,957,647	4,251,451	618,348
Gross profit (loss)	1,399,957	2,431,724	(2,912,859)	(423,658)

Operating expenses:
Research and development	15,415,780	19,712,994	19,594,484	2,849,900
Sales and marketing	4,539,473	5,632,608	5,570,169	810,147
General and administrative	40,132,709	48,758,479	43,507,856	6,327,955
Total operating expenses	60,087,962	74,104,081	68,672,509	9,988,002
Other operating income, net	—	—	3,793,418	551,730
Loss from continuing operations	(58,688,005)	(71,672,357)	(67,791,950)	(9,859,930)
Other income (expense):
Share of net loss of equity method investments	(1,395,234)	(1,958,875)	—	—
Impairment loss of long-term investments	(15,216,510)	(15,216,510)	(6,388,700)	(929,198)
Change in fair value of long-term investment	—	—	2,750,000	399,971
Interest income, net of interest expenses	608,405	970,265	2,409,090	350,387
Foreign currency exchange gain (loss), net	(221,605)	(221,883)	960,188	139,654
Loss from continuing operations before income taxes	(74,912,949)	(88,099,360)	(68,061,372)	(9,899,116)
Income tax expense	(2,109,096)	(591,290)	—	—
Loss from continuing operations, net of income taxes	(72,803,853)	(87,508,070)	(68,061,372)	(9,899,116)
Discontinued operations:
Income (Loss) from operations of discontinued operations, net of income taxes	100,640,933	61,431,845	(18,950,969)	(2,756,304)
Gain from disposal of discontinued operations, net of income taxes	—	—	937,605,948	136,369,129
Income from discontinued operations, net of income taxes	100,640,933	61,431,845	918,654,979	133,612,825
Net income (loss)	27,837,080	(26,076,225)	850,593,607	123,713,709
Net loss attributable to redeemable non-controlling interests from continuing operations	(1,444,363)	(1,444,363)	(3,181,199)	(462,686)
Net loss attributable to non-redeemable non-controlling interests from continuing operations	—	—	(1,132,602)	(164,730)
Net loss attributable to non-redeemable non-controlling interests from discontinued operations	(352,101)	(571,505)	(10,608)	(1,543)
Net income (loss) attributable to ATA Inc.	29,633,544	(24,060,357)	854,918,016	124,342,668
Net loss from continuing operations attributable to ATA Inc.	(71,359,490)	(86,063,707)	(63,747,571)	(9,271,700)
Net income from discontinued operations attributable to ATA Inc.	100,993,034	62,003,350	918,665,587	133,614,368
Other comprehensive income (loss):
Foreign currency translation adjustment, net of nil income taxes	(2,335,054)	(2,405,612)	(11,437,409)	(1,663,502)
Unrealized loss on available-for-sale investment, net of nil income tax	—	(553,870)	—	—
Reclassification adjustment for loss on available-for-sale investment included in net income, net of nil income tax	553,870	553,870	—	—
Comprehensive income (loss) attributable to ATA Inc.	27,852,360	(26,465,969)	843,480,607	122,679,166

Basic and diluted earnings (losses) per common share attributable to ATA Inc.	0.48	(0.69)	18.25	2.65
Basic and diluted earnings (losses) per ADS attributable to ATA Inc.	0.96	(1.38)	36.50	5.30
Basic and diluted losses from continuing operations per common share attributable to ATA Inc.	(1.72)	(2.04)	(1.81)	(0.26)
Basic and diluted earnings from discontinued operations per common share attributable to ATA Inc.	2.20	1.35	20.06	2.91
Basic and diluted losses from continuing operations per ADS attributable to ATA Inc.	(3.44)	(4.08)	(3.62)	(0.52)
Basic and diluted earnings from discontinued operations per ADS attributable to ATA Inc.	4.40	2.70	40.12	5.82

RECONCILIATIONS OF NON-GAAP MEASURES

TO THE MOST COMPARABLE GAAP MEASURES

	Three-month Period Ended		Twelve-month Period Ended
	December 31,	December 31,	December 31,	December 31,
	2017	2018	2017	2018
	RMB	RMB	RMB	RMB

GAAP net income (loss) attributable to ATA Inc.	54,051,973	(23,844,816)	(24,060,357)	854,918,016
Share-based compensation expenses	4,927,831	6,986,644	19,013,707	20,591,898
Foreign currency exchange loss (gain), net	(421,411)	30,271	214,466	(6,220,268)
Non-GAAP net income (loss) attributable to ATA Inc.	58,558,393	(16,827,901)	(4,832,184)	869,289,646

GAAP earnings (losses) per common share attributable to ATA Inc.
Basic and diluted	1.08	(0.56)	(0.69)	18.25

Non-GAAP earnings (losses) per common share attributable to ATA Inc.
Basic and diluted	1.18	(0.40)	(0.27)	18.56